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18006926

SEC
Mail Processing
Section
MAR 05 2018
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Darwood Associates Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

284 US Highway 206
(No. and Street)

Hillsborough (City) NJ (State) 08844 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julius L. Rendinaro (908)874-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J. Kremer
(Name – *if individual, state last, first, middle name*)

27 Beach Rd., Suite CO-5B (Address) Monmouth Beach, (City) NJ (State) 07750 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Julius L.Rendinaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Darwood Associates Incorporated, as of Deecember 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE A BACKES
NOTARY PUBLIC STATE OF NEW YORK
RICHMOND COUNTY
LIC. # 01BA0125065
COMM. EXP. MAR 30, 2019

Signature

President

Title

Feb. 25. 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DARWOOD ASSOCIATES INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2017

DARWOOD ASSOCIATES INC.
DECEMBER 31, 2017
TABLE OF CONTENTS

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Darwood Associates Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Darwood Associates Inc. as of December 31, 2017, the related statements of operations, changes in stockholder equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Darwood Associates Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Darwood Associates Inc.'s management. Our responsibility is to express an opinion on Darwood Associates Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Darwood Associates Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of Darwood Associates Inc.'s financial statements. The supplemental information is the responsibility of Darwood Associates Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in

conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Darwood Associates Inc.'s auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 26, 2018

DARWOOD ASSOCIATES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$	3,620
Commission receivable		23,521
Marketable securities (at fair value)		46,098
Clearing deposit		35,000
Prepaid expenses		2,050
Total assets	$	110,289

LIABILITIES AND STOCKHOLDER EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	40,556
Total liabilities		40,556
Stockholder Equity:		
Common stock, no par value, 50,000 shares authorized, issued and outstanding		50,000
Retained earnings		19,733
Total stockholder equity		69,733
Total liabilities and stockholder equity	$	110,289

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:	
Commissions	$ 534,347
Investment income	1,103
Total Revenues	535,450
General and administrative expenses:	
Salaries and related expenses	269,470
Professional fees and commissions	14,135
Occupancy	29,504
Regulatory fees and expenses	6,352
Travel	12,519
Insurance	40,568
Meals and entertainment	20,512
Other expenses	136,967
Total general and administrative expenses	530,027
Net income before income tax provision	5,423
Provision for income taxes	(2,985)
Net income	2,438
Other income - unrealized gain on marketable securities	5,826
Total comprehensive income	$ 8,264

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Retained Earnings	Total
Balance at December 31, 2016	$ 50,000	$ 11,469	$ 61,469
Total comprehensive income		8,264	8,264
Balance at December 31, 2017	$ 50,000	$ 19,733	$ 69,733

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Total comprehensive income	$ 8,264
Adjustments to reconcile net income to net cash flows:	
Unrealized gain on marketable securities	(5,826)
Changes in operating assets and liabilities:	
Commission receivable	(5,612)
Prepaid expense	(250)
Accounts payable and accrued expenses	5,659
Total adjustments	(6,029)
Net cash provided by operating activities	2,235
Net increase in cash	2,235
Cash at beginning of the year	$ 1,385
Cash at end of the year	$ 3,620
Supplemental Disclosure of Cash Flow Information	
Interest paid during the fiscal year	$ --
Income taxes paid during the fiscal year	$ 1,950

The accompanying notes are an integral part of these financial statements.

DARWOOD ASSOCIATES INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

Darwood Associates Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated on April 1, 1971 in the State of New York.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp ("SIPC").

Recent Issued Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02 which supersedes ASC 840, *Accounting for Leases*. The new guidance requires the recognition of lease assets and lease liabilities for operating leases with lease terms of more than twelve months. Presentation of leases within the statement of operations and statement of cash flows will be generally consistent with current lease accounting guidance. The amended ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. We plan to adopt the amended ASU in the fourth quarter of fiscal year 2018 and expect the accounting change to have a material effect on our financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Commission Receivable
Commission receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. Management has determined that no allowance for doubtful accounts at December 31, 2017 are required.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses, accounts payable and accrued expenses and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

Marketable Securities

Marketable securities are carried at fair market value, with unrealized gains and losses reported in net earnings. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings. Purchases and sales of marketable securities and the related commission revenue and expense are recorded on a trade date basis which is generally two business days before settlement. Marketable securities are classified as a level 1 investment.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Revenue Recognition

The Company's revenues are from commissions earned from their brokering services.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

DARWOOD ASSOCIATES INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2017

3. NET CAPITAL

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1, in the first year of membership, and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2017, the Company had net capital of $59,616 which exceeded required net capital by $54,616 and aggregate indebtedness of $40,556. The Company's aggregate indebtedness to net capital ratio was .68 to 1 as of December 31, 2017.

4. CLEARING DEPOSIT

As of December 31 2017, the Company has a $35,000 deposit with RBC Capital Markets pursuant to the Fully Disclosed Clearing Agreement.

5. OPERATING LEASE

The Company leases its facilities in New Jersey under lease agreements expiring July 31, 2019. In addition, the Company leases space in New York, under lease agreements expiring September 1, 2021. The Company paid $27,191 in office rent (including area maintenance costs) for 2017. Future minimum lease payments are as follows:

December 31, 2018	$29,693.14
December 31, 2019	$22,212.08
December 31, 2020	$10,518.23
December 31, 2021	$ 7,105.12

6. MARKETABLE SECURITIES

The Company purchased 300 warrants divided into four tranches to purchase shares of common stock of The NASDAQ Stock Market, Inc. The first two tranches expired worthless. The Company exercised the warrant for the third tranche and paid $4,500 for 300 shares of restricted stock in 2005. In 2006, the Company exercised the warrant for the fourth tranche and paid $4,800 for 300 shares of restricted stock. As of December 31, 2017, all restrictions on the marketability of the stock were lifted. Accordingly, the Company now carries the security as an allowable asset for net capital purposes at market value. As of December 31, 2017, the Company has $46,098 in marketable securities.

7. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, December 31, 2017, and February 26, 2018, when the financial statements were issued. There were no transactions or events that required disclosure as subsequent events.

DARWOOD ASSOCIATES INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
SCHEDULE II - COMPUTAION FOR IDENTIFICATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2017

Aggregate Indebtedness		
Accounts payable and accrued expenses		$ 40,556
Total Aggregate indebtness		$ 40,556
Total stockholders equity		$ 69,733
Adjustments to Net Capital		
Haircuts and undue concentrations	(8,067)	
Security deposits and other assets	(2,050)	
Total Adjustments to Net Capital		(10,117)
Net Capital, as defined		$ 59,616
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total aggregate indebtness)		2,704
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Net Capital In Excess of Requirement		$ 54,616
Ratio Of Aggregate Indebtedness To Net Capital		.68 to 1

Reconciliation with the Company's computation of net capital:

Excess net capital as reported in the Company's Part IIA (unaudited) Focus Report	$ 55,437
Net audit adjustments	(821)
Net capital per above	$ 54,616

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm!

DARWOOD ASSOCIATES INC.

EXEMPTION REPORT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Darwood Associates Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

Signature: ______________________________
Julius L. Rendinaro, Director

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Darwood Associates Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Darwood Associates Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Darwood Associates Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Darwood Associates Inc. stated that Darwood Associates Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Darwood Associates Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Darwood Associates Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 26, 2018

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder
Darwood Associates Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Darwood Associates Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Darwood Associates Inc. for the year ended December 31, 2017 , solely to assist you and SIPC in evaluating Darwood Associates Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Darwood Associates Inc.'s management is responsible for Darwood Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 26, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*****1383*****************MIXED AADC 220
16560 FINRA DEC
DARWOOD ASSOCIATES INCORPORATED
284 US HIGHWAY 206 # UNIT-D3
HILLSBOROUGH, NJ 08844-4690

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 697.36

B. Less payment made with SIPC-6 filed (**exclude interest**) (343.81)
7/20/2017
Date Paid

C. Less prior overpayment applied (0.—)

D. Assessment balance due or (overpayment) 0.—

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0.—

F. Total assessment balance and interest due (or overpayment carried forward) $ 353.55

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 353.55

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Julius L. Rendinaro
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 16 day of JAN, 20 18

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 541,276.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	165.
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	165
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	24756.
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	43619.
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	5826.
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	701.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1629.	
Enter the greater of line (i) or (ii)	1629
Total deductions	76531.
2d. SIPC Net Operating Revenues	$ 464,910
2e. General Assessment @ .0015	$ 697.36
	(to page 1, line 2.A.)